Exhibit 4.9

Amendment No. 4

This Amendment No. 4, effective April 1, 2019 (“Amendment 4 Effective Date”), shall serve to amend the Professional Service Agreement (SF #5979) entered into effective June 1, 2016 as amended (the “Agreement”) by and between:

Party A: 360 Mobile Security Limited

a company registered under the laws of Hong Kong with its registered address of UNIT 806 TOWER 2 8/F, CHENG SHA WAN PLAZA,833 CHEUNG SHA WAN ROAD , KL, Hong Kong.

Party B: Opera Software AS

a company registered under the laws of Norway with its registered address of Gjerdrums vei 19, NO-0484 Oslo, Norway.

Party A and Party Bare collectively referred to herein as the “Parties”, and each individually as a “Party”.

WHEREAS in the original Agreement Party B appointed Party A to conduct marketing campaigns to acquire new users of Party B’s software applications;

WHERAS the Parties later amended the terms of Agreement to, inter alia, recognize and compensate Party A for user retention as well as acquisition; and

WHEREAS the Parties now wish to specify the manner in which Party B will authorize additional campaigns and prepayments;

NOW, THEREFORE, the Parties mutually agree as follows:

1.	PREPAYMENT PROCEDURE

1.1.

Pursuant to Amendment 3 to the Agreement, Party B agreed to prepay Party A for Days of Use achieved as a result of Party A’s marketing efforts. The Parties now wish to authorize additional prepayments subject to similar terms (each a “Prepayment”). The purpose of this Addendum 4 is to more clearly define how additional Prepayments shall be made.

1.2.

On a quarterly basis, Party B may issue a Purchase Order to Party A. The Purchase Order will specify the Days of Use ordered, the Days of Use rate or rates (as applicable), the amount of the Prepayment, targeting, and other parameters.

1.3.

Party A shall sign the Purchase Order and then invoice Party B in accordance with the Purchase Order. Party B will then disburse the Prepayment to Party A. Issuance of an invoice shall constitute acceptance of the Purchase Order notwithstanding a failure to sign the Purchase Order. A template Purchase Order is attached hereto as Exhibit A.

1.4.

If the actual Days of Use (as measured by Party B) ends up lower than the budget specified in the Purchase Order, Party B shall receive a credit from Party A for the shortfall, either as a reduction to a then-current Prepayment to be made by Party B or as a cash refund (at Party B’s option).

1.5.

If the actual Days of Use (as measured by Party B) ends up higher than the budget specified in the Purchase Order, Party B shall make an additional payment to Party A equivalent to the corresponding incremental value.

1.6.

As noted in Amendment No. 2 and No. 3, the Agreement may be terminated by either Party on 30 days advanced written notice to the other Party. In the event that either party terminates the Agreement early, Party B will continue to monitor actual Days of Use achieved by all new users acquired before the effective date of termination. Once 365 days have passed after termination, Party B will report the total number of Days of Use actually achieved. In the event that the actual Days of Use varies from the amount specified in the applicable Purchase Order, the Parties will reconcile the Prepayment in accordance with sections 1.4 and 1.5 above. Further, any amount of a Prepayment that has not been fully allocated to any campaigns shall be immediately refunded after termination from Party A to Party B.

2.	APPLICABLE PROVISIONS.

All provisions of the Agreement shall continue in full force and effect unless modified by this Amendment No. 4. All terms defined in the Agreement shall have the same meaning when used herein as given therein. In case of conflict between the Agreement and Amendment No. 4, the latter shall prevail.

Party A	360 Mobile Security Limited
Date:	April 18, 2019
Seal:	[Company seal is affixed]

Party B	Opera Software AS
Date:	April 18, 2019
Seal:	[Company seal is affixed]